First Quarterly Report

Ending August 31, 2007

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND

PRODUCTION RESULTS /

EXECUTIVE COMMENTS AND ANALYSIS

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial situation for Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2007 and August 31, 2007. It also includes a comparison between the results of operations, cash flows and financial position for the 3-month period ending August 31, 2007 and those from the 3-month period ending August 31, 2006.

This analysis, completed on October 12, 2007, must be read in conjunction with the Company’s audited consolidated financial statements as at May 31, 2007, presented in the last annual report.  Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless otherwise indicated.

Overview

With regards to market development and product commercialization, during the first quarterly report ending August 31, 2007, Neptune concentrated its efforts on the penetration of the American, European and Asian markets. Neptune also deployed development initiatives within the Australian market. This was accomplished through Company participation in various tradeshows in order to promote its products and increase its presence in new markets to favour its growth.  Neptune also maintains its new commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional foods and medical markets, as well as the biopharmaceutical market.

The Company capitalized on the results of its clinical research and benefits to this day from scientific results that demonstrate the benefits of Neptune Krill Oil (NKO™) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation problems as well as attention deficit disorder and hyperactivity.

During the first quarter of the May 31, 2008 fiscal year-end, the Company generated sales of $2.09M, as compared to $1.55M for the quarter ending August 31, 2006 an increase of 34% mainly due to a sustained prospecting effort in its main markets as well as in the newly Australian market.

Principal quarterly financial data

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2008

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	2,085	2,085
EBITDA (1)	332	332
Net Loss	(1,051)	(1,051)
Loss per Share basic and diluted	(0.029)	(0.029)

Fiscal Year Ended May 31, 2007

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	8,126	1,552	1,947	2,889	1,738
EBITDA (1)	1,504	303	546	719	(64)
Net Loss	(2,677)	(286)	(449)	(454)	(1,488)
Loss per Share basic and diluted	(0.075)	(0.008)	(0.013)	(0,013)	(0,041)

Fiscal Year Ended May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	6,912	1,683	1,354	1,745	2,130
EBITDA (1)	1,049	342	245	235	227
Net Earnings (net loss)	(886)	(390)	(453)	665	(708)
Earnings (loss) per Share basic and diluted	(0.029)	(0.015)	(0.018)	0.021	(0.023)

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles.  Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.  Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year.  Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

In the first quarter ending August 31, 2007, the Company recorded an EBITDA of $0.332M compared to $0.303M from the quarter ending August 31, 2006, an increase of 10% from the corresponding quarter of the previous fiscal year.  The Company also reported non-cash stock options related compensation of $1.074M for employees and non-employees.  These costly charges are mainly due to the evaluation model and the share volatility.  The exceeding charge from last year corresponding quarter is entirely explained by the options granted on February 2007, May 2007 and July 2007.  The expense related to the granting of these options represents approximately $0.800M for options with exercise prices of $5.75 and $7.25 and for the large majority (65%) at an exercise price of $7.25.  The evaluation model provides a higher value to these options.  The market price and the exercise price were high at the grant date and do not reflect in any way the recent market decline.  Therefore, since the compensation related to the stock options is not re-evaluated based on new market conditions even though the stock price is now 35% lower than such price at the grant date, it obviously makes these options not as appealing for its holder.  Excluding these non-cash expenses, the Company would have realized a net earning of $0.022M for the first three months of the current fiscal year.

Cash flows and financial position

Operating Activities

During the first quarter ending August 31, 2007, the Company’s operating activities generated a decrease in liquidities of $0.790M, compared to a decrease of $0.793M for the quarter ending August 31, 2006. The decrease in liquidities is mainly attributable to the variations in working capital items from one quarter to the next for an amount of $0.962M.  The changes to the working capital items for the first quarter ending August 31, 2007 are mainly due to an increase in receivables of $0.707M, an increase in inventories of $0.833M, and an increase in accounts payable of $0.627M, since May 31, 2007.

Investing Activities

During the first quarter ending August 31, 2007, the Company’s investing activities generated an increase in liquidities of $0.337M.  This increase is mainly due to the disposal of short term deposits for $0.478M.  This increase is slightly reduced by an increase in other assets for an amount of $0.076M and the acquisition of property, plant and equipment and intangible assets totalling $0.065M.

Financing Activities

During the first quarter ending August 31, 2007, the Company’s financing activities generated an increase in liquidities of $0.480M.  This increase is mainly attributable to an advance payment of $0.718M received by the Company’s under the terms of a strategic alliance.  The Company also received $0.200M following the issuance of shares from the exercise of stock options.  In counterpart, the Company reimbursed its line of credit for 0.210M and its long term debt for $0.228M.

As a result, the Company increased its cash by $0.027M since May 31, 2007.

Financial Situation

The following table details the significant changes to the balance sheets as at August 31, 2007 and May 31, 2007:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	27	See cash flow statement
Short term deposits	(402)	Cash in of some of the term deposit
Receivables	707	Credit terms extension
Inventories	833	Purchase of raw material in order
		to secure 2007-2008 production
Accounts payable and accrued liabilities	(128)	Amount payable following the large purchase
		of raw material for the 2007-2008 production
Advance payment	718	Payment received from the conclusion
		of a strategic alliance

Primary financial ratios

	Aug. 31, 2007	May 31, 2007	May 31, 2006
Working Capital Ratio (current assets / current liabilities) [1]	3.26	3.32	1.80
Solvency Ratio (Debt Capital/Shareholder Equity) [2]	0.60	0.55	1.26

Most of the Company’s financial ratios slightly deteriorated for the quarter ending August 31, 2007, as compared to the year ended May 31, 2007. This was mostly caused by the advance payment and the use of liquidities.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period
	(In thousands of dollars)
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt *	4,012	689	1,799	867	657
Loans guaranteed by investments in
rental contracts *	58	24	33	1	-
Other rental contracts	546	62	172	174	138
Total liabilities	4,616	775	2,004	1,042	795

* Including interest fees

An option totalling $275,000 for the acquisition of an intellectual property should be added to the total of the contractual obligations.

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at August 31, 2007.

Change in Accounting Policies

No changes in accounting policies since May 31, 2007.

Subsequent Events

There were no significant subsequent events of importance after August 31, 2007.

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have 90% of its receivables guaranteed by insurers unless exceptional circumstances.  U.S. currency is used for the majority of foreign transactions.  The exchange rate risk to the Company is mainly limited to the variation of the US dollar.  Despite the fact that purchases of raw material are currently concluded in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk.  As of August 31, 2007, the Company did not have any foreign exchange contract.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted.  These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted.  The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

Additional Information

Updated and additional Company information is available from the SEDAR Website at http://www.sedar.com and from EDGAR Website at http://www.sec.gov

On October 12, 2007, the total number of common shares issued by the Company and in circulation was 37,228,296, and Company common shares were being traded on the TSX Exchange Venture under the symbol « NTB » and on NASDAQ Capital Market under the symbol « NEPT ».

/s/ Henri Harland

     /s/ André Godin

President and CEO

Vice-president, Administration & Finance

Attachments

Form 52-109F1 - Certification of Interim Filings
Press Release - October 12th, 2007
Press Release - October 15th, 2007
Financial Statements